Filed by Trustcompany Bancorp
                                                  Pursuant to Rule 425 under the
                                Securities Act of 1933 and deemed filed pursuant
                           to Rule 14a-12 of the Securities Exchange Act of 1934

                                           Subject Company: Trustcompany Bancorp
                                                    Registration No.: 333-100239


PRESS RELEASE

For Immediate Release

SOURCE: The Trust Company of New Jersey

                         THE TRUST COMPANY OF NEW JERSEY
               ANNOUNCES ADOPTION OF PLAN TO FORM HOLDING COMPANY

JERSEY CITY, NEW JERSEY, OCTOBER 2, 2002 - The Trust Company of New Jersey (Nasdaq: TCNJ) announced today that it has adopted a plan to form Trustcompany Bancorp, a corporation newly formed by The Trust Company of New Jersey, as the holding company for The Trust Company of New Jersey.

Pursuant to the proposed plan of acquisition and exchange, each outstanding share of common stock of The Trust Company of New Jersey, other than dissenting shares, will be exchanged for one share of common stock of Trustcompany Bancorp upon the closing of the transaction. The transaction is expected to be completed in late 2002 or early 2003 and is subject to the approval of regulatory authorities and the stockholders of The Trust Company of New Jersey.

Alan J. Wilzig, President and Chief Executive Officer of The Trust Company of New Jersey commented, "We are looking forward to operating under a holding company structure and the benefits that the holding company may offer. We have operated the Bank under a holding company structure once before and believe that the advantages to this structure are even more compelling today."

The formation of the holding company will not affect the terms of any loans held by borrowers of, or the balances, interest rates, federal deposit insurance or maturity of deposit accounts at, The Trust Company of New Jersey.

The Trust Company of New Jersey is one of the largest and fastest growing banks based in New Jersey. It is a full service commercial bank, founded in 1896, that operates 95 branches and 148 ATMS throughout New Jersey's 14 Northern and Central Counties and Rockland County, New York.


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TRUSTCOMPANY BANCORP HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION A
REGISTRATION STATEMENT ON SEC FORM S-4 (REGISTRATION NO. 333-100239) TO REGISTER THE SHARES OF ITS COMMON STOCK TO BE OFFERED TO THE STOCKHOLDERS OF THE TRUST COMPANY OF NEW JERSEY, WHICH INCLUDES A PROXY STATEMENT-PROSPECTUS RELATING TO THE PROPOSED HOLDING COMPANY FORMATION. INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT-PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT TRUSTCOMPANY BANCORP, THE TRUST COMPANY OF NEW JERSEY, THE HOLDING COMPANY FORMATION AND RELATED MATTERS. THE TRUST COMPANY OF NEW JERSEY AND TRUSTCOMPANY BANCORP AND THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES AND CERTAIN OTHER PERSONS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE TRUST COMPANY OF NEW JERSEY'S STOCKHOLDERS TO APPROVE THE PROPOSED HOLDING COMPANY FORMATION. CERTAIN INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION, SUCH AS THEIR RELEVANT AFFILIATIONS, INTERESTS AND STOCKHOLDINGS OF THE TRUST COMPANY OF NEW JERSEY'S COMMON STOCK IS CONTAINED IN THE TRUST COMPANY OF NEW JERSEY'S PROXY STATEMENT-PROSPECTUS WITH RESPECT TO THE PROPOSED HOLDING COMPANY FORMATION. WHEN THE PROXY STATEMENT-PROSPECTUS IS COMPLETE, THE TRUST COMPANY OF NEW JERSEY PLANS TO SEND IT TO ITS STOCKHOLDERS TO SEEK THEIR APPROVAL OF THE PROPOSED HOLDING COMPANY FORMATION.

FREE COPIES OF THE REGISTRATION STATEMENT, THE PROXY STATEMENT-PROSPECTUS AND OTHER DOCUMENTS FILED BY TRUSTCOMPANY BANCORP WITH THE SEC ARE AVAILABLE AT THE SEC'S WEBSITE AT HTTP.://WWW.SEC.GOV. STOCKHOLDERS OF THE TRUST COMPANY OF NEW JERSEY MAY ALSO OBTAIN THE PROXY STATEMENT-PROSPECTUS AND OTHER DOCUMENTS FILED BY THE TRUST COMPANY OF NEW JERSEY WITH THE FEDERAL DEPOSIT INSURANCE CORPORATION WITHOUT CHARGE BY DIRECTING A REQUEST TO THE TRUST COMPANY OF NEW JERSEY, ATTENTION: SECRETARY, 35 JOURNAL SQUARE, JERSEY CITY, NEW JERSEY 07306, TELEPHONE (201) 420-2500.

For further information regarding The Trust Company of New Jersey, call the office of the Chief Executive Officer at (201) 420-2758 or visit www.Trustcompany.com.

SOURCE: The Trust Company of New Jersey